UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

DOC.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	88-0665060
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4 World Trade Center, 150 Greenwich Street, 2939, New York, NY 10007

[+1-424-266-8277]

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Charles Nader

Chief Executive Officer

DOC.COM INC

Doc.com Inc.

Address: 4 World Trade Center, 150 Greenwich Street, 2939, New York, NY 10007

+1-424-266-8277

Special Note Regarding Forward-Looking Statements

In this report, the term “we,” “us,” “our” or “the Company” refers to Doc.com Inc

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were incorporated in Delaware on March 31, 2021 as Doc.com Inc. The Company is a digital healthcare technology company focused on telehealth services, healthcare-related software platforms, and healthcare product distribution. Our principal business offices are in leased office space at 4 World Trade Center, 150 Greenwich, 2939, New York, NY 10007. Our telephone is 424-266-8277, and our email address is Contact@Doc.com. Our website is www.Doc.com.

At inception, our activities consisted primarily of organizational matters, capital raising, and development of our technology platform. Subsequent to formation, we have expanded operations through strategic acquisitions and the launch of healthcare services in the US beginning in West Virginia. The parent company, when excluding the revenue from the strategic acquisitions, has historically generated limited or no revenue and is now in early stage of commercialization.

Platform and Services

Doc.com operates a digital telehealth platform designed to connect patients with licensed healthcare professionals, including physicians, psychologists, and veterinarians. We facilitate telehealth consultations and support the sale of over-the-counter healthcare products and prescription drugs through an online marketplace.

Our initial consultations are offered at no cost to the patient. Consultations exceeding the initial free consultation are subject to service fees charged directly by the Company. Healthcare providers using the platform act as independent providers and bill patients separately through their own practices or through patients’ insurance, where applicable. We operate subject to applicable federal and state regulatory requirements, including state licensure, scope-of-practice rules, and pharmacy regulations, where applicable.

We launched healthcare services initially in the state of West Virginia, where we support telehealth consultations and healthcare-related product distribution with plans to expand to the remaining US states and Globally, subject to applicable regulatory requirements.

SaaS and Education Technology Operations

We expanded our business through the acquisition of Knotion, S.A. DE C.V. (“Knotion”) an award winning education technology company based in Mexico. The acquisition was completed through TMB, a parent entity within the Company’s corporate structure.

Knotion develops and operates digital education and content platforms. We leverage Knotion’s technology, data capabilities, and software development resources to support content delivery, education, and potential platform enhancements.

Artificial Intelligence (AI) and Data Analytics

We utilize and continue to develop artificial intelligence and data analytics tools designed to support platform operations, improve workflow efficiency, and provide aggregated insights related to telehealth consultations and user engagement. These tools are assistive in nature and do not replace professional medical judgment.

Blockchain Technology

We employ blockchain-based methods designed to enhance data traceability and security for certain data flows, subject to applicable privacy and data security laws and requirements.

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Revenue Model

The Company anticipates its revenue to be derived from multiple sources, including:

a)	Service fees charged to patients for telehealth consultations exceeding the initial free consultation period, along with subscription fees under the B2C business model.
b)	Prescription fulfillment and pharmacy-related revenues generated through Flatiron LLC, the company’s vertically integrated pharmacy, and other contract pharmacies, where applicable
c)	Sales of over-the-counter and prescribed healthcare products through digital and physical distribution channels
d)	Advertising, sponsored content, and educational materials delivered through the Company’s platforms
e)	Pricing structures for platform time, product sales, and advertising are subject to change and may vary by jurisdiction
f)	Epidemiological analytics
g)	Medical device services.
h)	Blockchain enabled business models
i)	Hospitalization and clinic technology services

User Experience and Workflow

Users access our services through our website and or mobile applications. Users provide required personal information and may be connected to licensed healthcare professionals for telehealth consultations. Prescriptions, when issued, are transmitted directly by healthcare professionals to the patient’s selected pharmacy, which may include the Flatiron Pharmacy LLC, an online pharmacy owned by us, where permitted.

Technology Platform

We have developed or purchased multiple integrated software applications, including:

1.	Patient-side Application - Telehealth consultations, product purchases, order tracking, and healthcare history
2.	Vendor-side Application - Marketplace inventory management and sales analytics
3.	Healthcare Professional-side Application - Telehealth access, credential submission, profile management, and consultation records
4.	Financial ERP Software - To connect, report and function transparently

These applications are actively being integrated and updated as part of our ongoing operations.

We rely on our information technology systems to operate our digital platforms and manage sensitive information. We utilize HIPAA-compliant environments and cybersecurity practices customary in the healthcare technology industry. Despite these measures, we remain subject to cybersecurity and data privacy risks.

Marketing

We utilize digital marketing, online advertising, influencer and social media marketing and public relations efforts to promote our services. Marketing strategies may evolve based on market conditions, regulatory considerations, and available capital.

Competition

We operate in highly competitive markets, including telehealth, pharmacy services, and digital healthcare technology. Many competitors have greater resources, established customer bases, and broader regulatory experience.

Industry Background

The surge in demand for remote healthcare services, particularly in response to the COVID-19 pandemic, underscores the pivotal role of virtual consultations and remote monitoring. Third-party industry reports project continued growth in telehealth adoption. We believe we stand at the forefront of this transformative landscape, pioneering innovation through our AI-driven approach to healthcare delivery. While we believe our strategy is aligned with increased use of virtual care, competition is significant and regulatory changes may affect adoption and reimbursement.

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We believe our model revolutionizes healthcare accessibility by offering a free initial medical consultation with licensed healthcare professionals and basic healthcare services, democratizing universal access to essential medical assistance. Leveraging AI, we optimize services for consumers, enhancing diagnostic accuracy, facilitating analytics-driven insights, and streamlining operational efficiency. Through the integration of advanced AI functionalities, such as deep learning and machine learning, we personalize healthcare experiences, ensuring tailored solutions for individual patient needs.

Our commitment to innovation extends beyond diagnosis and analytics to encompass comprehensive healthcare solutions. Our AI-powered platform facilitates remote consultations, empowering patients to receive timely and informed medical guidance from anywhere from healthcare professionals. Further, our emphasis on cost-effective and efficient healthcare solutions aligns with the evolving needs of consumers, driving the adoption of telehealth services on a global scale.

In addition to our consumer-centric approach, we distinguish ourselves through strategic collaborations and partnerships, fostering a dynamic ecosystem of healthcare innovation. By harnessing the collective expertise of industry stakeholders, we are poised to continue leading the charge towards a more accessible, efficient, and personalized healthcare landscape, underpinned by the transformative potential of AI and Blockchain technology.

Strategic Acquisitions for Capability Enhancement

Doc.com is strategically pursuing acquisitions to broaden our service offerings, deepen our vertical expertise, and expand our onshore and nearshore footprint. We actively search for potential acquisitions that could enhance our capabilities in AI, telehealth, logistics, blockchain or other next-generation technologies and that have strong synergy with our operations. Any potential acquisitions are subject to, among other things, identification of suitable targets, negotiation of definitive agreements, financing, regulatory approvals and integration risks, and there can be no assurance that any acquisition will be completed or will achieve the anticipated business goals and benefits.

Operating Results

The following table summarizes our results of operations for the three and six months ended June 30, 2025 and 2024:

	For the Three Months Ended June 30, 2025	For the Three Months Ended June 30, 2024	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Sales	$7,441,115	$–	$9,926,192	$–
Cost of sales	(2,045,384)	–	(4,122,018)	–
Gross profit	5,395,731	–	5,804,174	–

Operating expenses:
Advertising and marketing	$212,537	$7,921	$304,579	$17,140
Amortization and depreciation	171,123	–	342,958	–
Foreign exchange loss (gain)	(83,519)	–	333,369	–
General and administrative	4,156,771	43,778	16,562,695	103,584
Legal and professional fees	195,298	24,467	279,301	79,825
Research and development	–	3,000	113,052	3,000
Total operating expenses	4,652,210	79,166	17,935,954	203,549

Operating income (loss)	743,521	(79,166)	(12,131,780)	(203,549)

Other income and expenses
Interest expense	(717,626)	(35,677)	(1,150,005)	(71,352)
Interest income	994	–	6,176	–
Gain on debt extinguishment	–	–	–	–
Unrealized loss on promissory note	–	–	(1,751)	–
Other income	198,914	–	607,019	–
Total other expenses	(517,718)	(35,677)	(538,561)	(71,352)

Net income (loss)	$225,803	$(114,843)	$(12,670,341)	$(274,901)

Foreign currency translation	(890,042)	–	(768,258)	–
Comprehensive loss	$(644,239)	$(114,843)	$(13,438,599)	$(274,901)

Earnings (loss) per share:
Basic	$0.00	$(0.00)	$(0.07)	$(0.00)
Diluted	$0.00	$(0.00)	$(0.07)	$(0.00)

Shares used in computing earnings (loss) per share:
Basic	186,896,513	171,327,960	186,825,570	167,483,237
Diluted	186,896,513	171,327,960	186,825,570	167,483,237

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The results of operations of TMB and Knotion have been included in the consolidated financial statements since the acquisition date of August 8, 2024, and are not included in the comparative amounts reflecting the six months ended June 30, 2024.

The results of operations of 405 Ontario, RX Angle, and Flat Iron have been included in the consolidated financial statements since the acquisition date of October 7, 2024, and are not included in the comparative amounts reflecting the six months ended June 30, 2024.

Revenue

For the six months ended June 30, 2025, we had total sales of $9,926,192, which consisted of $8,975,962 relating to the education software operating segment, and $950,230 relating to the pharmacy operating segment. There were no revenue-generating operating segments for the six months ended June 30, 2024.

Operating expenses

For the six months ended June 30, 2025, we had total operating expenses of $17,935,954, compared to total operating expenses of $203,549 for the six months ended June 30, 2024. The increase of $17,732,405 was primarily due to an increase of $16,459,111 in general and administrative expenses, $342,958 in amortization and depreciation and $287,439 in advertising and marketing expenses. The increase in general and administrative expenses of $16,459,111 was primarily due to the increase in stock-based compensation related to the signing bonus shares issuable to executive officers and the increase in salaries and wages, contractor expenses, and other general and administrative expenses related to the operations of the acquired subsidiaries during 2025 as compared to 2024.

Other income and expenses

For the six months ended June 30, 2025, we had total other expenses of $538,561, compared to total other expenses of $71,352 for the six months ended June 30, 2024. The increase of $467,209 was primarily due to an increase of $1,078,653 in interest expense, partially offset by an increase in other income of $607,019 during 2025 as compared to 2024. The increase in interest expense of $1,078,653 and other income of $607,019 was primarily due to the operations of the acquired subsidiaries during 2025 as compared to 2024.

Plan of Operations

As of June 30, 2025, Doc.com’s strategic focus was on capital formation and pursuing strategic acquisitions to scale its core infrastructure, platform capabilities, and market reach. Key agreements were executed during the period, including with the Red Cross, and UNAM;

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Doc.com’s operational priorities during this period centered on raising capital, signing collaboration agreements and further developing its technology infrastructure, enhancing financial reporting and governance infrastructure to support public company readiness and preparing for its anticipated listing. Execution of this strategy is expected to strengthen the Company’s foundation for long-term growth and enable scaled deployment of its health technology platform.

Milestones and quarterly spending:

As of June 30, 2025, the Company is preparing for a significant period of operational expansion, subject to successful capital raising and a planned public listing. Our strategic direction is focused on enhancing our internal structure, improving our technology platforms, brand awareness, and positioning the Company to close and integrate key partnerships and acquisitions. The company believes its business model can grow significantly due to the nature of its capability of being implemented across global markets starting with its current partnerships with the Red Cross and estimates upwards of one billion in revenues within a five year period.

In the months following September 30, management intends to pursue a direct listing that will enable access to the capital markets. In the interim we expect to bolster our access to capital and pursue bridge capital through private placements and institutional fundraising efforts.

The Company is also evaluating several strategic acquisitions intended to strengthen our intellectual property base, regional presence, and technical capabilities. These include potential transactions in both the healthcare and Information Technology -SaaS sectors.

Operationally, our spending is expected to increase through the remainder of the year to support regulatory readiness, audit and compliance, and internal hiring across finance and engineering. These efforts are necessary to meet the requirements for listing, establish GAAP-compliant financial controls, and prepare our platforms for pilot deployment in target markets.

Our leadership changes and ongoing restructuring of financial oversight, were aimed at supporting these milestones.

Liquidity and Capital Resources

Since its inception, the Company’s strategy has been to seek private investment through a conservative approach involving friends and family. Despite liquidity challenges, this strategy has enabled the Company to raise capital to fund product development and sustain operations during critical periods.

During the six months ended June 30, 2025, the Company raised $8,000 from the issuance of 2,000 shares of Class A Common Stock and $6,302,525 from subscriptions of units with Axen Capital at $4 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance. This capital has supported the Company in continuing its operations and advancing its business objectives.

As of June 30, 2025, the Company had issued a total of 186,912,269 Class A Common Stock. The Company has taken a conservative approach in its capital raising activities, focusing on maintaining a strong shareholder base while ensuring sufficient liquidity for growth.

In addition to Class A shares, the Company has also issued 15 million Class B Common Stock to its Founder from a total of 50 million authorized shares. Class B shares are restricted from trading unless converted into Class A Common Stock.

Looking forward, the Company is focused on growing its application user base to the remaining US states and Mexico through a 12 month rollout plan. However, the Company’s ability to continue operations is dependent on securing additional capital through its ongoing Reg D or Reg A+ offerings. If the Company is unable to raise sufficient capital, it may need to explore other financing options, such as loans, which could involve high-risk financing costs. If such financing is unavailable, the Company would be forced to cease operations, potentially resulting in a total loss for investors.

As of February 02, 2026, the Company has received total proceeds of $10,008,000 from subscription of units with Axen Capital and individual investors.

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Cash Flows

The following table presents cash used in operating, investing and financing activities during the six months ended June 30, 2025 and 2024:

	2025	2024
Cash, beginning of period	$2,396,429	$664
Net cash (used in) provided by:
Operating activities	(6,309,646)	(166,123)
Investing activities	(2,751,655)	(10,000)
Financing activities	7,701,969	211,274
Effect of exchange rate on cash	(499,138)	–
Cash, end of period	$537,959	$35,815

The increase in cash used in operating activities during 2025 as compared to 2024 was primarily due to the net loss of $12,670,341 in 2025 compared to net loss of $274,901 in 2024 with a decrease in deferred revenue of $3,880,084 and advance of $1,170,000, partially offset by an increase in stock-based compensation of $9,523,527 and change of amortization and depreciation in cost of sales of $2,011,644. The increase in cash used in investing activities during 2025 as compared to 2024 was primarily due to payment to former equity holder of 405 Ontario of $1,199,673 and $751,751 payment to former shareholders of TMB Financial S.A. DE D.V. The increase in cash provided by financing activities was primarily due to an increase in proceeds from subscriptions received of $6,302,525, proceeds long-term debt of $1,169,420 and proceeds from bank credit loans of $1,002,740, partially offset by an increase in principal payments on finance lease obligations of $680,716.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not have any off-balance sheet arrangements.

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Item 2. Directors and Officers

Executive Officers and Directors

The following table provides information regarding our executive officers, significant employees and directors as of February 02, 2026.

Name	Age	Positions
Charles Nader	42	President, CEO, Director, Chairman of the Board
Jamie Freed	46	Chief Marketing officer & Director
Alejandro Ulloa	52	Chief Financial Officer
Noel Trainor	60	Chief Operating Officer
Hernan Ramirez	48	Chief Technology Officer
Noemi Trainor	57	Chief Innovation Officer
Aaron Trager	47	Head of Pharmacy
Ignacio Valencia	55	Chief Business Development Officer
Neil Kleinman	56	Head of Banking
Itzel Ocampo MD	36	Chief Science Officer & Director
Lesly Kernisant MD	50	Medical Director US
Daniel Fraser	38	Blockchain Deployment Director
Rocio Nader	30	Chief Legal Director
Independent Board Members:
Sergio del Valle	55	Chair of Audit Committee
Jose Pablo Chico	42	Member of Audit Committee
Fernando Braun	41	Member of Audit Committee

Set forth below is a brief description of the background and business experience of our officers and directors for the past five years.

Charles Nader, President, Chief Executive Officer, and Chairman of the Board

Charles Nader has been our President and Chief Executive Officer and Chairman since March 2021 and is responsible for setting the overall direction and product strategy for the company. He leads the design philosophy of Doc’s services and development of its core technology and infrastructure. Charles studied Medicine at Anahuac University before starting the company in New York City.

In 2015 Mr. Nader was accepted into the Technology enabled blitzscaling program at Stanford University where he went to study the methodology of scaling technology companies worldwide.

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From 2016 to 2023 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of affordable basic healthcare. Mr. Nader received an honorary doctorate degree from the World Leaders Organization and has focused his time in designing and advocating for a sustainable and scalable business model that provides basic healthcare for all which is the underlying mission of Doc.com’s business model. He founded Doc.com with the objective of addressing a significant global challenge—access to healthcare—and has focused on leveraging technology-driven innovation to expand access to universal basic healthcare services, including through the provision of free introductory consultations, subject to program terms.

Jamie Freed, Chief Marketing Officer and Director

Prominent talent manager and entrepreneur, known for shaping the careers of some of the world’s most iconic celebrities and building brands that resonate globally. He founded and leads Freed Management, where he manages and represents top-tier artists across film, music, sports, and digital platforms. Over his career, Freed has been instrumental in structuring deals for talents like Johnny Depp, Leonardo DiCaprio, Angelina Jolie, Eminem, Robin Williams, and Selena Gomez, whom he discovered and helped turn into a global superstar.

Freed has a track record of creating multi-billion-dollar brands. Notably, he served as the strategic partner and manager to Paris Hilton, overseeing Paris Hilton Entertainment Worldwide. Under his leadership, Hilton’s brand expanded into a massive $4 billion empire, encompassing over 60 branded retail stores and a diversified product range from fragrances to footwear, properties, and even motorcycles.

Beyond celebrity representation, Freed is recognized for his ability to bridge the entertainment and technology sectors. His work includes advising companies and handling brand strategies, collaborations, and high-profile campaigns. His forward-thinking approach and exceptional knack for business have cemented his status as a game-changing leader in the entertainment industry.

Alejandro Ulloa, Chief Financial Officer

Doc.com’s Chief Financial Officer (CFO), is an impact-driven executive leader with nearly three decades of experience driving financial, operational, and strategic transformation across top-performing organizations. Recognized for driving value creation through financial discipline, capital efficiency, and organizational design in both high-growth and restructuring environments. Alejandro is known for his ability to lead complex organizations through change, build high-performance cultures, and align financial and business strategy to deliver sustainable growth. His leadership spans public and private companies, including global consumer brands, diversified conglomerates, and financial institutions. A strategic thinker with deep financial acumen and a hands-on approach, he has held executive roles including CFO of both a publicly traded and a privately held company. He has led multidisciplinary teams across multiple geographies and business models, with experience spanning capital markets, M&A execution, corporate structure optimization, and enterprise-wide transformation initiatives. He holds an MBA from Yale University, a diploma in Real Estate from Harvard University, and a BA in Economics from ITAM. Alejandro brings to every challenge a sharp strategic vision, collaborative leadership, and a commitment to excellence and long-term value creation.

Noel Trainor, Chief Operations Officer

Visionary entrepreneur dedicated to transforming lives globally through quality education and health initiatives. With over 30 years of experience and a human-centered leadership approach, Noel has guided a multidisciplinary team of more than 400 professionals, committed to excellence in transforming both education and healthcare. He is recognized for driving operational efficiency, streamlining processes, and optimizing resources to achieve peak performance across all organizational functions.

As the co-founder of Knotion and Varmond, Noel has pioneered breakthrough solutions that position both as global leaders in innovative education and health, directly impacting over 1 million people worldwide. His expertise extends to advising on the OECD’s Education 2030 Action Framework, and he is celebrated as a high-impact entrepreneur by Endeavor and a top EdTech leader by Holon IQ. In addition, Noel’s 11-year tenure as Local President of the Mexican Red Cross Council highlights his dedication to social impact, a role in which he earned the prestigious Generalísimo Morelos Award. Recognizing his significant contributions, he was awarded an Honorary Doctorate Degree (Honoris Causa) by CNDHC-UNAM.

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Hernan Ramirez, Chief Technology Officer

Hernan is a globally recognized technology visionary with over 20 years of experience in developing scalable and innovative solutions for top-tier international companies. Recognized by leading technology giants such as AWS, Apple, and Google for his exceptional architecture, performance, and groundbreaking work, Hernan excels in crafting cutting-edge solutions that harness advanced technologies tailored to the education and healthcare sectors.

Leveraging AI, machine learning, robust security protocols, top modern frameworks, and scalable architectures, Hernan drives growth and empowers organizations to achieve their strategic objectives. He spearheads cross-functional teams to build secure, cloud-based infrastructures that enhance operational efficiency and deliver transformative results. His strategic initiatives have enabled premier education and publishing firms, including Santillana and Knotion, to expand and implement revolutionary solutions across Latin America.

Committed to excellence and innovation, Hernan continuously pushes the boundaries of technology to solve complex challenges and foster sustainable growth. He holds a Master’s degree in Technology and Innovation and remains dedicated to advancing the field through continuous learning and leadership in cutting-edge technological advancements.

Noemi Trainor, Chief Innovation Officer

Award-winning visionary and transformational leader, Noemi drives impactful social change through pioneering innovation and strategic foresight. Renowned for merging design thinking with bold strategy, she crafts solutions that address complex challenges through cross-functional collaboration and inventive problem-solving.

Dedicated to revolutionizing K-12 learning, Noemi co-founded Knotion, a globally recognized institution that has redefined education in Latin America. Her mission to nurture conscious, socially responsible individuals has reached over a million learners, empowering them with the skills for the 5.0 era. With over 1,700 interactive digital books under her leadership, she has reshaped educational content to be more engaging and impactful.

As a trusted advisor for the OECD Education 2030 Framework, TEDx speaker (2022), and one of Holon IQ’s 200 Top EdTech Leaders, Noemí’s influence spans globally. She is also a high-impact Endeavor entrepreneur, an Apple Distinguished Educator, and one of Mexico’s Top 100 Most Influential Women Entrepreneurs. With an Honorary Doctorate (Honoris Causa) from CNDHC-UNAM, Noemí’s lifelong dedication to education continues to inspire and elevate future generations.

Aaron Trager, Head of Pharmacy

Aaron Trager is the Head of Pharmacy at Doc.com, where he drives the company’s pharmacy strategy, growth, and operational excellence. Before joining Doc.com, Aaron spent more than a decade successfully buying, growing, leading, and brokering pharmacies and medical clinics. As founder and CEO of his own healthcare company, he built a reputation for crafting win-win partnerships, transforming underperforming operations into thriving community pillars, and delivering strong returns while improving patient access to care. His track record of scaling businesses and forging strategic partnerships ultimately culminated in his company’s acquisition by Doc.com in 2024.

Aaron joined Doc.com because he saw in its mission—providing accessible, affordable healthcare to all—a rare opportunity to align his business acumen with a cause that matters deeply. He believes the future of healthcare lies at the intersection of innovation, technology, and compassion, and is committed to helping Doc.com realize that vision globally.

Earlier in his career, Aaron ran a company with fifty orthotic and rehabilitation clinics that was acquired by Centric Health. Prior to that, he practiced law at Shearman & Sterling (now Sherman A&O) in New York, where he represented clients ranging from victims of the Madoff Ponzi scheme to medical device inventors, alongside handling complex matters related to the financial crisis. He is a member of the American Society for Pharmacy Law and remains active in healthcare and legal industry circles.

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Ignacio Valencia, Chief Business Development Officer

Global, results-driven visionary leader with a distinguished record in forming and developing high-performance teams and cultures within Fortune 100 corporations. Renowned for forging strategic partnerships with leading global organizations, spearheading successful turnarounds, and implementing innovative performance solutions that drive profitable and sustainable growth.

Ignacio possesses exceptional business acumen, complemented by strong analytical, problem-solving, and strategic planning skills. A top-performing and hands-on leader with extensive experience as a top-performing VP, GM, CRO, and CCO. Experienced in managing high-impact teams across B2B and B2C environments, spanning the industrial, education, and consumer product sectors.

An alumnus of ITESM, with a specialization in Business Development, and a graduate of esteemed programs at Harvard University (Top Management), Kellogg Graduate School of Management (Leadership & Profitable Marketing), and the University of California, Berkeley (Team Building), he embodies a commitment to excellence and continuous innovation.

Neil Kleinman, Head of Banking

Doc.com’s Head of Banking, is a seasoned business executive with over 30 years of experience in banking, finance, and operations. He has held leadership roles as Vice President of Finance, CEO, and CFO for multiple reporting companies, where he successfully managed accounting and finance operations, collaborated with PCAOB auditors, and ensured governance compliance. He was most recently Head of Debt Capital Markets of a Wall Street based brokerage firm. With a deep background in guiding companies through the capital markets, at each phase of their growth across the whole capital stack. Neil has originated and underwritten over $2.25 billion in senior secured loan and equity commitments across industries such as technology, healthcare, and consumer products. His tenure at Bloomberg provided him with extensive insights into global financial markets, further strengthening his strategic leadership capabilities. Additionally, he has spearheaded corporate development for emerging technologies, including HIPAA-compliant cloud infrastructure and SaaS solutions. As Head of Banking, Neil will oversee Doc.com’s financing strategy, reporting, and operational coordination across its telehealth, pharmacy, and future insurance divisions, ensuring strong financial stewardship as the company continues its growth.

Itzel Ocampo, MD, Chief Science Officer and Director

With over a decade of experience at the intersection of e-health and clinical practice, she is a trailblazer committed to revolutionizing healthcare through innovative technology. As the architect behind advanced electronic health record systems, she has pioneered the integration of clinically relevant epidemiological data into AI-driven solutions. Her expertise in clinical modeling using OpenEHR technology—employed by the NHS in the UK—positions her as the only medical doctor in Latin America mastering this cutting-edge approach to clinical data mining.

Beyond her technological contributions, she leads as Chief of the Surgery Department and shapes the next generation of healthcare professionals as a clinical professor at two medical schools.

She holds a prestigious certification in Artificial Intelligence in Healthcare from the Massachusetts Institute of Technology (MIT), underscoring her commitment to bridging the gap between technology and medicine.

Lesly Kernisant, MD, Medical Director US

A board-certified senior physician with over two decades of experience, distinguished by an unwavering commitment to excellence in patient care. Throughout his career, Dr. Kernisant has successfully treated over half a million patients, earning a reputation as a trusted leader in the medical field. Currently serving as Medical Director in the U.S., he leads a national telemedicine network and directs a dedicated team of healthcare professionals.

Under his leadership, this network consistently delivers high-quality, accessible care to patients across the country, advancing telemedicine and redefining patient-centered healthcare.

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Daniel Fraser, Blockchain Deployment Director

Daniel Fraser serves as Blockchain Deployment Director at Doc.com. At the forefront of the company’s blockchain strategy, Daniel defines and leads the vision, technical architecture, and deployment of decentralized technologies that enhance transparency, security, and operational efficiency across Doc.com’s platforms. With over two decades of experience in the UK Oil & Gas sector, Daniel managed the asset integrity of offshore installations, driving the deployment of cutting-edge technologies and digital solutions in complex, high-stakes environments. His strategic oversight of operations with leading international firms, including Total Energies laid the groundwork for his transition into blockchain and emerging technologies. As a long-time believer in the transformative power of decentralised systems, Daniel began investing in Bitcoin over a decade ago. His interest evolved into a deep professional focus as he studied blockchain technology and its potential to solve critical challenges in business and beyond. This combination of technical knowledge and industry experience informs his strategic approach at Doc.com.

Daniel holds a Master’s degree in Mechanical Engineering and a Diploma in Business Studies. He is also a Chartered Engineer through the Institution of Mechanical Engineers (IMechE). His work sits at the intersection of engineering discipline, business acumen, and technological innovation, driving the future of decentralized healthcare solutions.

Rocio Nader, Chief Legal Director

Rocio Nader is the Chief Legal Director. She is a legal and compliance professional with international experience in financial services, regulatory compliance, corporate governance, and risk management. She previously served as a compliance officer at American Express, specializing in anti-money laundering (AML), financial crime prevention, and regulatory frameworks. She has advised technology and healthcare companies on cross-border compliance, telemedicine regulation, and corporate operations, and has experience in both corporate compliance and financial crime litigation. She holds a Bachelor of Laws (LL.B.) and a Master of Laws (LL.M.).

Sergio del Valle, Independent Board Member and Chair of the Audit Committee

Sergio del Valle is a dynamic leader in finance, renowned for his expertise in private equity, investment banking, and corporate governance. As an Independent Board Member and Chair of the Audit Committee at Doc.com, he ensures financial integrity and strategic oversight for one of the most innovative companies in healthcare technology. His impressive career spans leadership roles at Wamex Private Equity, where he directed high-impact investments and chaired audit committees for top-performing portfolio companies. He also brought his vision to global finance powerhouses like Deutsche Bank and Grupo Televisa, driving major capital market and M&A initiatives. An Industrial Engineering graduate from Universidad Panamericana with advanced executive training from IPADE Business School, Sergio combines analytical precision with bold decision-making, making him a key player in shaping Doc.com’s future.

Jose Pablo Chico, Independent Board Member and Member of the Audit Committee

Jose Pablo Chico is a seasoned business professional with over a decade of experience at Lava Tap S.A. de C.V., a prominent company in Mexico’s cleaning and maintenance industry. Born and raised in Mexico City, he has demonstrated extensive industry expertise and a commitment to a client-first approach, underscored by clear communication and personalized service. Mr. Gomez Vega’s strategic oversight and proven ability to guide complex decision-making processes have contributed significantly to the company’s success. In addition to his role at Lava Tap, his active involvement as an investor in a skincare company and his engagement in community initiatives further highlight his multifaceted business acumen. These qualifications support his candidacy as a member of the Audit Committee, where his strategic insight and experience in corporate oversight are expected to add substantial value.

Fernando Braun, Independent Board Member and Member of the Audit Committee

Fernando Braun is a visionary entrepreneur with over 15 years of progressive leadership experience spanning diverse industries. As CEO and Co-Founder of 2250 since early 2019, he has been pivotal in revolutionizing the skincare landscape by harnessing advanced artificial intelligence to create personalized, research-backed skincare solutions that honor the uniqueness of every individual. Prior to his current role, Fernando demonstrated his strategic and operational prowess at Cultura Colectiva, serving as both Chief Sales Officer and Managing Director, where he led innovative sales strategies and expanded new business opportunities. Earlier in his career, he held key revenue and sales leadership positions at Orange Communications and played instrumental roles in driving market growth with Grupo Mundo Ejecutivo and Auge. Fernando’s strong academic foundation—anchored by a Bachelor of Science in Economics from Universidad Iberoamericana and further studies at Universidad de Monterrey—is complemented by certifications from Y Combinator’s Startup School and the QUAY Acceleration Program, underscoring his commitment to innovation and excellence in business.

Family Relationships

Noel Trainor and Noemi Trainor are married to one another. Ignacio Valencia is a sibling of Noemi Trainor. Rocio Nader is a sibling of Charles Nader.

11

EXECUTIVE COMPENSATION

Summary compensation table

The table below summarizes all compensation awarded to, earned by, or paid to our officers.

Name and Principal Position	Six Months Ended June 30,	Salary ($)	Bonus ($)	Stock-based Compensation ($)	Total Compensation ($)
Charles Nader	2025	213,672	–	–	213,672
Chief Executive Officer	2024	–	–	–	–
Jamie Freed	2025	–	–	–	–
Chief Marketing Officer	2024	–	–	30,000	30,000
Alejandro Ulloa	2025	–	–	800,000	800,000
Chief Financial Officer
Noel Trainor	2025	121,360	–	2,000,000	2,121,360
Chief Operating Officer
Hernan Ramirez	2025	96,354	–	2,000,000	2,096,354
Chief Technology Officer
Noemi Valencia	2025	104,378	–	2,000,000	2,104,378
Chief Innovation Officer
Aaron Trager	2025	–	–	–	–
Head of Pharmacy
Ignacio Valencia	2025	119,121	–	2,000,000	2,119,121
Chief Business Development Officer
Neil Kleiman	2025	11,250	–	–	11,250
Head of Banking
Itzel Ocampo	2025	–	–	–	–
Chief Science Officer
Lesly Kernisant	2025	–	–	–	–
Medical Directors US
Daniel Fraser	2025	–	–	–	–
Blockchain Deployment Director
Rocio Nader	2025	–	–	–	–
Chief Legal Director

Employment agreements

The Company has entered into employment agreements with each of its executive officers. These agreements are designed to comply with applicable labor laws and regulatory requirements in the relevant jurisdictions in which the Company operates. Executive compensation arrangements are intended to be competitive with market practices and generally consist of three primary components: (i) fixed compensation, including base salary and customary employee benefits; (ii) performance-based annual cash bonuses; and (iii) long-term equity-based incentives, which may include the opportunity to acquire equity interests in the Company, subject to applicable plans and agreements.

12

The Company believes that these compensation arrangements are structured to align the interests of management with those of the Company and its shareholders, while supporting the attraction, retention, and motivation of experienced executive talent necessary to execute the Company’s business strategy over the medium and long term.

Director compensation

The table below summarizes all compensation awarded to, earned by, or paid to our directors.

Name and Principal Position	Six Months Ended June 30,	Salary ($)	Bonus ($)	Stock-based Compensation ($)	Total Compensation ($)
Charles Nader	2025	–	–	–	–
Director	2024	–	–	–	–
Jamie Freed	2025	–	–	–	–
Director	2024	–	–	–	–
Itzel Ocampo	2025	–	–	–	–
Director
Sergio del Valle	2025	–	–	$10,000	$10,000
Independent Director, Audit Committee
Jose Pablo Chico	2025	–	–	$10,000	$10,000
Independent Director, Audit Committee
Fernando Braun,	2025	–	–	$10,000	$10,000
Independent Director, Audit Committee

13

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)	Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Management fees	$666,135	$18,750
Stock-based compensation	8,800,000	29,850
	$9,466,135	$48,600

The Company entered into the following agreements with its executive officers:

Name and Position	Agreement Effective Date	Annual Salary		Signing Bonus - Cash	Signing Bonus - Shares***	Signing Bonus -Restricted Stock Units (RSUs)****	Stock Options and RSU Awards *****
Noel Trainor, Chief Operating Officer	January 1, 2025	$280,000	*	–	500,000	–	4,000,000
Hernan Ramirez, Chief Technology Officer	January 1, 2025	$280,000	*	–	500,000	–	2,000,000
Noemi Trainor, Chief Innovation Officer	January 1, 2025	$280,000	*	–	500,000	–	4,000,000
Ignacio Valencia, Chief Business Development Officer	January 1, 2025	$280,000	*	–	500,000	–	2,000,000
Neil Kleinman, Head of Banking	January 14, 2025	$150,000	**	–	–	5,000	400,000
Alejandro Ulloa, Chief Financial Officer	June 23, 2025	$280,000	*	–	200,000	–	2,000,000
Itzel Ocampo, MD, Chief Science Officer	June 23, 2025	$280,000	*	–	–	200,000	2,000,000
Daniel Fraser, Blockchain Deployment Director	July 1, 2025	$200,000	*	–	–	15,000	–
Aaron Trager, Head of Pharmacy	July 17, 2025	$200,000	*	$31,233	108,000	–	1,656,250
Rocio Nader, Chief Legal Director	September 1, 2025	$100,000	*	–	–	–	1,000,000
Lesly Kernisant, Medical Director US	Effective date of the Company listing on a national securities exchange	$200,000	**	–	–	50,000	1,250,000

* In addition to the annual salary, the officers are eligible for an annual cash bonus with a target of 50% of base salary, based on performance and subject to the approval from the Board of Directors.

14

** In addition to the annual salary, the officers are eligible to receive a bonus in an amount determined by the compensation committee and paid in either stock, stock options and/or cash.

*** The officers are eligible to receive a one-time signup bonus in shares. As of February 02, 2026, the Company has not yet issued the shares.

**** Subject to prior approval of the Board of Directors, the officers are eligible to receive a one-time signing bonus in RSUs in accordance with the Company’s Equity Plan. The RSUs shall be settled upon the occurrence of a public offering, direct listing, or other public market listing of the Company (including, without limitation, a listing on Nasdaq or any other recognized national securities exchange), as determined by the Board of Directors in its sole discretion. As of February 02, 2026, the Company has not approved the grant of the RSUs.

***** Subject to prior approval of the Board of Directors, the officers are eligible to receive stock options and RSU awards in accordance with the Company’s Equity Plan. As of February 02, 2026, the Company has not approved the grant of the stock options and RSUs.

The Company has also entered into an equity award agreement with Jamie Freed, Chief Marketing Officer and Director, under which he was granted 8,000,000 RSUs. The RSUs vest in equal quarterly installments over a three-year period commencing on the effective date of the Company’s listing on a national securities exchange, subject to his continued service with the Company.

b)	Amounts due from related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	June 30, 2025	December 31, 2024

Chief Executive Officer	$46,700	$46,700
Chief Marketing Officer and Director	60,833	60,833
	$107,533	$107,533

c)	Due to former equity holder of 405 Ontario

The following table summarizes the amounts due to the former equity holder of 405 Ontario:

	June 30, 2025	December 31, 2024

Former equity holder of 405 Ontario	$302,684	$1,502,357

On July 17, 2025, the former equity holder of 405 Ontario joined the Company as Head of Pharmacy.

d)	Convertible note receivable from related party

On November 14, 2024, the Company acquired a $10,000 convertible note issued by a related party entity in which the Company’s Chief Executive Officer holds a significant ownership interest. The convertible note is non-interest bearing and is convertible into common shares at a conversion price of $0.75 per common share at the election of the related party entity. The convertible note was recorded at amortized cost on the balance sheets. On November 14, 2025, the convertible note was converted into 13,333 common shares.

15

Policy for approval of related-person transactions

Prior to this Direct Listing, we have not had a formal policy regarding approval of transactions with related persons. In connection with this Direct Listing, our board of directors has adopted a related-person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or each person whom we know to beneficially own more than 5% of our outstanding shares of common stock (a “5% stockholder”) (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related-person transaction,” the related person must report the proposed related-person transaction to the Company’s general counsel. The policy calls for the proposed related-person transaction to be reviewed by and if deemed appropriately approved by, the audit committee of our board of directors after full disclosure of the related-person interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review and, in its discretion, may ratify the related-person transaction. The policy also permits the chair of the audit committee to review, and if deemed appropriate approve, proposed related-person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-person transactions that are ongoing in nature will be reviewed annually.

A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

●	the related person’s interest in the related-person transaction;

●	the approximate dollar amount involved in the related-person transaction;

●	the approximate dollar amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us of, the related-person transaction; and

●	any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is not inconsistent with our best interests. The audit committee may impose any conditions on the related-person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee of our board of directors in the manner specified in its charter.

16

Item 4. Financial Statements

DOC.COM INC.

June 30, 2025

(Expressed in U.S. dollars)

Index
Condensed consolidated interim balance sheets as of June 30, 2025 (unaudited) and December 31, 2024	F–2
Condensed consolidated interim statements of operations for the three and six months ended June 30, 2025 and 2024 (unaudited)	F–3
Condensed consolidated interim statements of stockholders’ equity (deficit) for the three and six months ended June 30, 2025 and 2024 (unaudited)	F–4
Condensed consolidated interim statements of cash flows for the six months ended June 30, 2025 and 2024 (unaudited)	F–6
Notes to the unaudited condensed consolidated interim financial statements	F–7

F-1

Doc.Com Inc

Condensed Consolidated Interim Balance Sheets

(Expressed in U.S. dollars)

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents (Note 8)	$537,959	$2,396,429
Amounts receivable, net	2,639,530	2,332,913
Prepaid expenses (Note 9)	326,710	737,210
Advance	1,170,000	–
Inventory	44,733	75,000
Convertible note receivable – related party (Note 18)	10,000	10,000
Other current assets	72,186	65,141
Total current assets	4,801,118	5,616,693

Property and equipment, net (Note 11)	310,908	338,616
Finance lease assets, net (Note 13)	2,428,227	1,764,035
Operating lease assets, net (Note 13)	280,372	285,716
Intangible assets, net (Note 12)	23,551,041	24,271,834
Investments in private companies (Note 10)	1,789,526	1,614,875
Goodwill (Notes 4 and 12)	67,663,318	67,663,318
Deposits	48,800	40,000
Deferred issuance costs (Notes 17 and 19)	13,866,072	13,866,072
Total assets	$114,739,382	$115,461,159

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,248,792	$1,919,172
Deferred revenue	4,955,170	8,835,254
Due to related parties (Note 18)	107,533	107,533
Due to former shareholders of TMB Financial S.A. DE D.V. (Note 4)	49,248,249	50,000,000
Due to former equity holder of 405 Ontario (Notes 4 and 18)	302,684	1,502,357
Promissory note (Note 16)	–	98,249
Short-term bank loans	5,843,970	4,314,780
Current portion of accrued interest payable (Note 15)	–	237,598
Current portion of secured convertible notes payable (Note 15)	–	715,504
Current portion of finance lease liabilities (Note 13)	1,172,206	680,825
Current portion of operating lease liabilities (Note 13)	81,120	67,946
Total current liabilities	62,959,724	68,479,218

Accrued interest payable, net of current portion (Note 15)	–	–
Finance lease liabilities, non-current portion (Note 13)	1,415,379	1,200,093
Operating lease liabilities, non-current portion (Note 13)	199,252	217,770
Long-term debt	11,982,216	10,812,796
Total liabilities	$76,556,571	$80,709,877

Commitments and contingencies	–	–

Shareholders’ equity
Preferred stock, (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2025 and December 31, 2024)	–	–
Common stock, Class A (800,000,000 shares authorized, $.000001 par value, 186,912,269 and 185,619,130 issued as of June 30, 2025 and December 31, 2024, respectively)	186	185
Common stock, Class B (50,000,000 shares authorized, $.000001 par value, 15,000,000 issued as of June 30, 2025 and December 31, 2024)	15	15
Common stock, Class C (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2025 and December 31, 2024)	–	–
Shares to be issued	9,608,676	73,596
Subscriptions received	7,488,328	1,190,803
Additional paid in capital	43,468,412	42,430,890
Accumulated deficit	(22,373,117)	(9,702,776)
Accumulated other comprehensive (loss) income	(9,689)	758,569
Total shareholders’ equity	38,182,811	34,751,282

Total liabilities and shareholders’ equity	$114,739,382	$115,461,159

Nature of operations (Note 1) and going concern (Note 2)

Commitments and contingencies (Note 19)

Subsequent events (Note 21)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-2

Doc.Com Inc.

Condensed Consolidated Interim Statements of Operations

(Expressed in U.S. dollars)

(Unaudited)

	For the Three Months Ended June 30, 2025	For the Three Months Ended June 30, 2024	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Sales	$7,441,115	$–	$9,926,192	$–
Cost of sales (Notes 12 and 13)	(2,045,384)	–	(4,122,018)	–
Gross profit	5,395,731	–	5,804,174	–

Operating expenses:
Advertising and marketing	212,537	7,921	304,579	17,140
Amortization and depreciation (Notes 11 and 12)	171,123	–	342,958	–
Foreign exchange loss (gain)	(83,519)	–	333,369	–
General and administrative (Note 6)	4,156,771	43,778	16,562,695	103,584
Legal and professional fees (Note 7)	195,298	24,467	279,301	79,825
Research and development	–	3,000	113,052	3,000
Total operating expenses	4,652,210	79,166	17,935,954	203,549

Operating income (loss)	743,521	(79,166)	(12,131,780)	(203,549)

Other income and expenses
Interest expense (Notes 13 and 15)	(717,626)	(35,677)	(1,150,005)	(71,352)
Interest income	994	–	6,176	–
Unrealized loss on promissory note (Note 16)	–	–	(1,751)	–
Other income	198,914	–	607,019	–
Total other expenses	(517,718)	(35,677)	(538,561)	(71,352)

Net income (loss)	$225,803	$(114,843)	$(12,670,341)	$(274,901)

Foreign currency translation	(890,042)	–	(768,258)	–
Comprehensive loss	$(664,239)	$(114,843)	$(13,438,599)	$(274,901)

Earnings (loss) per share:
Basic	$0.00	$(0.00)	$(0.07)	$(0.00)
Diluted	$0.00	$(0.00)	$(0.07)	$(0.00)

Shares used in computing income (loss) per share:
Basic	186,896,513	171,327,960	186,825,570	167,483,237
Diluted	186,896,513	171,327,960	186,825,570	167,483,237

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-3

Doc.Com Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock				Additional		Accumulated other
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	Subscriptions received	paid in capital	Accumulated deficit	comprehensive income	Total

Balance, December 31, 2023 (Audited)	159,955,880	$160	15,000,000	$15	$4,360	$–	$1,550,975	$(2,495,526)	$–	$(940,016)

Issuance of common stock for services	8,579,873	8	–	–	–	–	85,790	–	–	85,798
Issuance of common stock for cash	2,778,300	3	–	–	(4,360)	(25,072)	76,857	–	–	47,428
Share cancellation	(15,000)	–	–	–	–	–	(150)	–	–	(150)
Net loss for the period	–	–	–	–	–	–	–	(160,058)	–	(160,058)

Balance, March 31, 2024	171,299,053	$171	15,000,000	$15	$–	$(25,072)	$1,713,472	$(2,655,584)	$–	$(966,998)

Issuance of common stock for services	42,000	–	–	–	–	–	420	–	–	420
Issuance of common stock for cash	61,834	–	–	–	50,220	25,072	61,857	–	–	137,149
Net loss for the period	–	–	–	–	–	–	–	(114,843)	–	(114,843)

Balance, June 30, 2024	171,402,887	$171	15,000,000	$15	$50,220	$–	$1,775,749	$(2,770,427)	$–	$(944,272)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-4

Doc.Com Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock				Additional		Accumulated other
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	Subscriptions received	paid in capital	Accumulated deficit	comprehensive income (loss)	Total

Balance, December 31, 2024 (Audited)	185,619,130	$185	15,000,000	$15	$73,596	$1,190,803	$42,430,890	$(9,702,776)	$758,569	$34,751,282

Issuance of common stock for services	1,250	–	–	–	–	(5,000)	5,000	–	–	–
Issuance of common stock for cash	2,000	–	–	–	–	–	8,000	–	–	8,000
Units to be issued	–	–	–	–	–	5,558,427	–	–	–	5,558,427
Shares to be issued	–	–	–	–	9,026,872	–	–	–	–	9,026,872
Convertible debt conversion	1,273,014	1	–	–	–	–	957,022	–	–	957,023
Comprehensive loss for the period	–	–	–	–	–	–	–	(12,896,144)	121,784	(12,774,360)

Balance, March 31, 2025	186,895,394	$186	15,000,000	$15	$9,100,468	$6,744,230	$43,400,912	$(22,598,920)	$880,353	$37,527,244

Issuance of common stock for services	16,875	–	–	–	(52,500)	–	67,500	–	–	15,000
Units to be issued	–	–	–	–	–	744,098	–	–	–	744,098
Shares to be issued	–	–	–	–	560,708	–	–	–	–	560,708
Comprehensive loss for the period	–	–	–	–	–	–	–	225,803	(890,042)	(664,239)

Balance, June 30, 2025	186,912,269	$186	15,000,000	$15	$9,608,676	$7,488,328	$43,468,412	$(22,373,117)	$(9,689)	$38,182,811

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-5

Doc.Com Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Cash provided by (used in):

Operating activities
Net loss for the period	$(12,670,341)	$(274,901)
Adjustment to net loss for the period for non-cash items
Amortization and depreciation	342,958	–
Amortization and depreciation in cost of sales	2,011,644	–
Stock-based compensation	9,609,598	86,071
Unrealized loss on promissory note	1,751	–

Changes in non-cash working capital balance:
Increase in accounts receivable	(306,617)	–
Increase in advance	(1,170,000)	–
Decrease (increase) in prepaid expenses	403,482	(32,051)
Increase in deposits	(8,800)	–
Decrease in inventory	30,267	–
Increase in other current assets	(7,045)	–
(Decrease) increase in accounts payable and accrued liabilities	(666,459)	54,758
Decrease in deferred revenue	(3,880,084)	–
Net cash used in operating activities	(6,309,646)	(166,123)

Investing activities
Payments to former shareholders of TMB Financial S.A. DE D.V.	(751,751)	–
Payments to former equity holder of 405 Ontario	(1,199,673)	–
Capitalization of intangible assets	(800,231)	–
Purchase of related party convertible note	–	(10,000)
Net cash used in investing activities	(2,751,655)	(10,000)

Financing activities
Advance from related parties, net	–	26,700
Proceeds from the issuance of common stock	8,000	184,574
Proceeds from subscriptions received	6,302,525	–
Proceeds from bank credit loans	1,002,740	–
Proceeds from long-term debt, net	1,169,420	–
Principal payments on finance lease obligation	(680,716)	–
Repayment of promissory note	(100,000)	–
Net cash provided by financing activities	7,701,969	211,274

Effect of exchange rate on cash	(499,138)	–

(Decrease) increase in cash and cash equivalents	(1,359,332)	35,151
Cash and cash equivalents, beginning of period	2,396,429	664
Cash and cash equivalents, end of period	$537,959	$35,815

Supplemental cash flow disclosures:
Interest paid	$1,177,470	$–
Income tax paid	–	–

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-6

Doc.Com Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2025

(Expressed in U.S. dollars)

NOTE 1 - NATURE OF OPERATIONS

Doc.com Inc. (“Doc.com”) was incorporated in Delaware on March 31, 2021 (the “Company”). The Company is developing telehealth services for consumers and corporate clients and governments. The Company also plans to sell over-the-counter products and epidemiological analytics.

Doc.com operates a digital telehealth platform designed to connect patients with licensed healthcare professionals, including physicians, psychologists, and veterinarians. We facilitate telehealth consultations and support the sale of over-the-counter healthcare products and prescription drugs through an online marketplace.

Our initial consultations are offered at no cost to the patient. Consultations exceeding the initial free consultation are subject to service fees charged directly by the Company. Healthcare providers using the platform act as independent providers and bill patients separately through their own practices or through patients’ insurance, where applicable. We operate subject to applicable federal and state regulatory requirements, including state licensure, scope-of-practice rules, and pharmacy regulations, where applicable.

We launched healthcare services initially in the state of West Virginia, where we support telehealth consultations and healthcare-related product distribution with plans to expand to the remaining US states and Globally, subject to applicable regulatory requirements.

On August 8, 2024, the Company acquired 100% of TMB Financial, S.A. DE D.V. and its wholly owned subsidiary Knotion, S.A. DE C.V., an award-winning Software-as-a-Service (“SaaS”) company in the education sector. On October 7, 2024, the Company acquired 100% of 2345405 Ontario, Inc. and its wholly-owned subsidiary, RX Angle, Inc. and its wholly owned subsidiary, Flat Iron Pharmacy, LLC., which together operate a pharmacy. Refer to Note 4 for further information on the acquisitions.

NOTE 2 – GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

At June 30, 2025, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had an accumulated deficit of $23,373,117 and working capital deficit of $58,158,606 at June 30, 2025. This factor among others raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to finance its operations through the sale of equity and/or from related party advances. However, there is no assurance of additional funding being available.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the rules of the Securities and Exchange Commission for interim statements. Certain information and footnote disclosures required by United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been condensed or omitted as permitted by such rules, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The condensed consolidated interim financial statements included herein are expressed in United States dollars. In the opinion of management, all adjustments (all of which are of a normal recurring nature) and disclosures necessary for a fair presentation of these condensed consolidated interim financial statements have been included. The Company’s fiscal year end is December 31.

F-7

On February 28, 2023, the Company’s shareholders approved a 3.5 for 1 forward stock split of all classes of preferred and common stock, and the conversion of 15,000,000 shares of Class A Common Stock to 15,000,000 shares of Class B Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively updated, as required.

Principles of Consolidation

The condensed consolidated interim financial statements include the accounts for the Company and its subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions, unrealized gains or losses on transactions between the entities have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. There was no effect on net loss or shareholders’ equity as previously reported as a result of reclassifications.

Subsidiaries	Location	Ownership interest	Functional currency
TMB Financial, S.A. DE D.V.	Mexico	100%	Mexican peso
Knotion, S.A. DE C.V.	Mexico	100%	Mexican peso
2345405 Ontario, Inc.	Canada	100%	Canadian dollar
RX Angle, Inc.	USA	100%	U.S. dollar
Flat Iron Pharmacy, LLC	USA	100%	U.S. dollar

Subsidiaries are all entities over which the Company, either directly or indirectly, has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Where the group does not directly hold more than one half of the voting rights, significant judgment is used to determine whether control exists. These significant judgments include assessing whether the group can control the operating policies through the group’s ability to appoint most directors to the board. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group until the date on which control ceases.

Use of Estimates

The preparation of the condensed consolidated interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Examples of reported amounts that rely on significant estimates include revenue recognition, allowance for credit losses, assets acquired and liabilities assumed in business combinations, capitalization of software development costs, certain amounts relating to the accounting for income taxes, including valuation allowance, stock-based compensation expense, operating lease right-of-use assets and operating lease liabilities, and pension obligations. Significant estimates are also used in determining the recoverability and fair value of property and equipment, operating lease right-of-use assets, goodwill and intangible assets.

Foreign Currency Translation

The condensed consolidated interim financial statements are presented in U.S. dollars. The functional currency of the Company and its wholly owned subsidiaries, RX Angle, Inc. and Flat Iron Pharmacy, LLC, are the U.S. dollar. The functional currency of TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V. are the Mexican Peso. The functional currency of 2345405 Ontario, Inc. is the Canadian dollar. Translation of functional currencies to reporting currencies for assets and liabilities is done using the exchange rates at each balance sheet date; revenue and expenses are translated at average rates prevailing during the reporting period or at the date of the transaction; shareholders’ equity is translated at historical rates. Adjustments resulting from translating the consolidated interim financial statements into the U.S. dollar are recorded as a separate component of accumulated other comprehensive loss in the statement of changes in stockholders’ equity (deficit).

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of June 30, 2025, the Company is operating as a going concern. See Note 2 for additional information.

F-8

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2025 and December 31, 2024, the Company had $2,199,291 and $2,396,429 cash and cash equivalents, respectively.

Property, Equipment and Leased Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation of the company’s property and equipment are calculated using the following terms and methods:

Computer equipment	Straight-line	3.33 years
Investments in schools	Straight-line	10 years
Furniture and office equipment	Straight-line	10 years
Other property and equipment	Straight-line	5-10 years
Building	Straight-line	39 years
Computer equipment (under lease)	Straight-line	Lesser of the lease term or estimated useful life
Vehicles (under lease)	Straight-line	Lesser of the lease term or estimated useful life

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangibles

The Company has applied the provisions of ASC 350, Intangibles - goodwill and other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform	Straight-line	6.67 years
Customer relationships	Straight-line	4.89 years
Medical license	n/a	Indefinite-life

The Company periodically evaluates the reasonableness of the useful lives of these assets. Once these assets are fully amortized, they are removed from the accounts. These assets are reviewed for impairment or obsolescence when events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows or other valuation techniques.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. The Company conducts an annual assessment of its goodwill for impairment. If the carrying value of its goodwill exceeds its fair value, then impairment has been incurred; accordingly, a charge to the Company’s operations results will be recognized during the period. Impairment losses on goodwill are not reversed. Fair value is generally determined using a discounted expected future cash flow analysis.

Business Combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. The Company considers several factors to determine whether the set of activities and assets is a business.

F-9

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Inventory

Inventory primarily consists of over-the-counter medications, prescription drugs, health and beauty products, supplies, and general merchandise for resale located within the pharmacy store front. Inventories are stated at the lower of cost or net realizable value. The Company evaluates the carrying value of inventory on a regular basis. Inventory is written down for estimated obsolescence or excess quantities based on assumptions about future demand and market conditions. Write-downs are recorded as a component of cost of goods sold in the period in which the loss occurs.

Fair Value Measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the consolidated financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

Earnings (Loss) Per Share

Earnings (loss) per share and diluted earnings (loss) per share, which are the same as the date of issued financial statements, are based on shares issued and retrospectively adjusted for the forward stock split. The diluted earnings per common share calculation for the period ended June 30, 2025 and 2024 excluded the effect of nil and 1,166,293 potential shares of common stock, respectively, because the assumed conversion of the Company’s convertible notes were anti-dilutive.

F-10

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as a C corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company applies the principles of ASC 606, Revenue from Contracts with supplies and customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)	identify the contract(s) with a customer,
(ii)	identify the performance obligations in the contract,
(iii)	determine the transaction price,
(iv)	allocate the transaction price to the performance obligations in the contract and
(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company and its subsidiaries have the following revenue streams which are recognized over a period of time:

Knotion Educational Model (SaaS)

Knotion’s main revenue stream is comprised of the licensing of its all-in-one educational solution, which provides schools with a comprehensive learning ecosystem through a licensed access to the company’s digital platform software. The Company delivers SaaS that provide customers with access to SaaS related support and updates during the term of the arrangement. The Company receives payments both upfront and over time as services are performed. Revenues are recognized over the contract term as the customer simultaneously receives and consumes the benefits of the license subscription service, as the service is made available by the Company.

Goods

From time to time, Knotion sells goods that are complimentary to the equipment provided under the Knotion Education Model contracts, such as iPad cases, to schools and students directly. Knotion also provides the sale of goods through contracted partners at a discount to the customer, with Knotion receiving a sale commission on any goods sold through this arrangement. Revenue for the sale of goods, and any related sales commotion, are recognized at the point in time that the customer receives the goods.

Pharmacy

The Company recognizes pharmacy revenue at the time it sells merchandise, provides services or dispenses prescription drugs to the customer. The Company estimates revenue based on expected reimbursements from third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to estimates of actual reimbursement amounts.

F-11

Deferred Revenue

Deferred revenue primarily consists of amounts that have been billed to or received from customers in advance of revenue recognition. The Company recognizes deferred revenue as revenues when the services are performed, and the corresponding revenue recognition criteria are met. Deferred revenue is reduced as services are provided and the revenue recognition criteria are met. Deferred revenue that is expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenue – current, and the remaining portion is recorded in long-term liabilities as deferred revenue – long-term. In general, the Company does not have deferred revenue that exceeds the twelve-month period as revenue under the SaaS revenue stream is received on an annual or monthly basis according to each school year.

Cost of Sales

Knotion Educational Model and Goods

Cost of sales primarily consists of the costs of branded products sold, depreciation of right-of-use assets, depreciation of property and equipment provided for use of the schools under their contracts, and amortization of the digital platform intangible asset.

Pharmacy

Cost of sales includes the purchase price of goods, freight costs, cash discounts, vendor allowances and supplier rebates. Cost of sales is derived based upon wholesaler invoices.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as they are incurred. The amounts charged during the six months ended June 30, 2025 and 2024 were $304,579 and $17,140, respectively.

Organizational Costs

In accordance with ASC 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Software to be Sold, Leased, or Marketed (“ASC 985-20”) which applies to costs that are incurred when developing software that will be sold, leased, or otherwise marketed as a separate product or as part of a product or process. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expense and data subscription expenses utilized in this calculation.

Once technological feasibility is established, software development costs that directly relate to the project should be capitalized until the product is available for general release. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of research and development costs. Upon the product’s release, the company amortizes the capitalized costs over a period of 5-7 years.

Research and Development

The Company follows ASC 730, Research and Development, and expenses all research and development costs as incurred for which there is no alternative future use.

F-12

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company’s subsidiaries maintain cash with major financial institutions located in Mexico, which are insured by Instituto para la Proteccion de Ahorro Bancario, which insures balances up to $3,000,000 Mexican Pesos.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance is intended to simplify the accounting for certain convertible instruments with characteristics of both liability and equity. The guidance eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

There have been no other material changes in or additions to the recently issued accounting standards as previously reported in Note 3 to our Financial Statements for the year ended December 31, 2024 that affect or may affect our current financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 4 – Cash and Share Exchange Agreement

TMB / Knotion

On August 8, 2024, the Company entered into a Cash and Share Exchange Agreement (the “Agreement”) with the shareholders of TMB Financial, S.A. DE C.V. (“TMB”), an investment company that holds 99.99% of Knotion, S.A. DE C.V. (“Knotion”), a leading education technology company which operates a SaaS platform for digital learning. Pursuant to the Agreement, the Company acquired 100% of the issued and outstanding common shares of TMB for consideration of $100,000,000 (“Purchase Price”), which will be paid by way of a $10,000,000 cash payment no later than 60 days after the listing of the Company’s shares on the Nasdaq stock market (the “Listing”), $40,000,000 in cash paid in $10,000,000 quarterly installments immediately following the first payment, and $50,000,000 paid through the issuance of 6,250,000 Class A commons stock of the Company (the “Transaction”). At any time, TMB shareholders, at their sole and absolute discretion, may instruct the Company to cancel 3,125,000 Class A common stock and provide $25,000,000 in cash in three additional quarterly installments immediately following the last quarterly payment above. At any time after the Listing, TMB shareholders, at their sole and absolute discretion, may request the Company to pay any of the remaining cash payments through the issuance of Class A Common Stock at a price of $8 per share. If the Company fails to pay the Purchase Price when due, TMB shareholders will have the option to: (i) terminate the agreement, get back ownership of all TMB and Knotion shares transferred to the Company, and return any cash or shares received as part of the Purchase Price; or (ii) terminate the agreement, leave the Company the ownership of an amount of TMB and Knotion shares that is proportional to the amount actually paid by the Company on account of Purchase Price on a fully diluted basis, considering a valuation of $100,000,000.

The Company obtained control of TMB and Knotion on August 8, 2024, which is the date that TMB transferred and assigned full ownership of all its issued and outstanding shares to the Company. The Company issued 6,250,000 Class A common stock to TMB shareholders on September 10, 2024.

F-13

The Company’s acquisition of TMB and Knotion was accounted for as a business combination following ASC 805. The acquisition date was determined to be August 8, 2024, being the date the Company obtained control of TMB and Knotion. The Company has allocated the consideration paid in the acquisition of TMB and Knotion based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $75,000,000 based on the cash payments of $50,000,000 and the fair value of 6,250,000 Class A common stock issued of $25,000,000. The Company determined the fair value of the 6,250,000 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$50,000,000
6,250,000 Class A common stock issued	25,000,000

Total consideration paid	$75,000,000

Fair value of TMB and Knotion’s assets acquired and liabilities assumed:

Cash and cash equivalents	$1,711,702
Amounts receivable	2,093,650
Other current assets	23,666
Investments in private companies	1,765,274
Right-of-use assets – finance	2,226,751
Right-of-use assets – operating	235,878
Property and equipment – computer equipment	67,160
Property and equipment – furniture and office equipment	43,235
Property and equipment – investment in schools	258,183
Intangible asset – digital platform	23,119,947
Intangible asset – customer relationships	2,603,538
Goodwill	67,145,704

Total assets acquired	$101,294,688

Accounts payable and accrued liabilities	$(1,109,126)
Short-term bank loans	(6,271,264)
Lease liabilities – finance	(2,226,751)
Lease liabilities – operating	(235,878)
Long-term debt	(13,789,799)
Deferred revenue	(2,661,870)

Total liabilities assumed	$(26,294,688)

Net assets acquired	$75,000,000

The goodwill arising from the acquisition of $67,145,704 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in the strategic shift towards healthcare technology while maintaining core education technology operations.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. During the six months ended June 30, 2025, the company did not test for impairment as there were no impairment identified.

The results of operations of TMB and Knotion have been included in the consolidated financial statements since the acquisition date of August 8, 2024, and are not included in the comparative amounts reflecting the six months ended June 30, 2024. During the six months ended June 30, 2025, the Company paid $751,751 of the cash consideration, leaving an outstanding balance of $49,248,249 owing to the former shareholders of TMB as of June 30, 2025.

F-14

405 Ontario / RX Angle / Flat Iron

On October 7, 2024, Doc.com Inc. (the “Company”) entered into a Share Exchange Agreement with 2345405 Ontario, Inc. (“405 Ontario”) and 405 Ontario’s equity holder (“Aaron Trager”), whereby the Company will acquire 100% of the issued and outstanding shares of 405 Ontario, thereby acquiring 405 Ontario and its wholly-owned subsidiary, RX Angle, Inc. (“RX Angle”) and its wholly owned subsidiary, Flat Iron Pharmacy, LLC (“Flat Iron”). The equity holder (Aaron Trager) is the sole stockholder of 405 Ontario. Flat Iron is a disregarded LLC, and thus its operations are consolidated into and accounted for under RX Angle.

As consideration for the acquisition of 405 Ontario, RX Angle, and Flat Iron, the Company agreed to pay a Purchase Price of $1,475,000 USD cash payment (“Cash Payment”) within 60 calendar days after the listing of the Company’s shares on the Nasdaq (the “Listing”), $250,000 USD which shall be paid through the issuance of 31,250 common shares upon closing at a value of $8 per share. The Cash Payment includes $150,000 of working capital which will be left in the business accounts, and $75,000 of inventory.

The Company also agreed to exclude certain assets from the agreement, transferring ownership of the assets from 405 Ontario to the equity holder (“Excluded Assets”). The Excluded Assets include all cash in the business, less the $150,000 which shall remain in the company for working capital, insurance policies and proceeds of such policies, investments in third party companies, any asset held in a brokerage account, and any payables less receivables received up to the close of business on November 27, 2024. Any amounts due to the equity holder or related parties to the equity holder, from the equity holder taking income on his personal return for which the cash has not yet been received, shall be payable to the equity holder after the closing of the Share Exchange Agreement.

The Company obtained control of 405 Ontario, RX Angle, and Flat Iron on October 7, 2024, which is the date that the equity holder transferred and assigned full ownership of all the issued and outstanding shares of 405 Ontario to the Company. The Company issued 31,250 Class A common stock to 405 Ontario on October 7, 2024, which will be subsequently transferred to the equity holder.

The Company’s acquisition of 405 Ontario, RX Angle, and Flat Iron was accounted for as a business combination following ASC 805. The acquisition date was determined to be October 7, 2024, being the date the Company obtained control of 405 Ontario, RX Angle, and Flat Iron. The Company has allocated the consideration paid in the acquisition of 405 Ontario, RX Angle, and Flat Iron based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $1,600,000 based on the cash payments of $1,475,000 and the fair value of 31,250 Class A commons stock issued of $125,000. The Company determined the fair value of the 31,250 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

F-15

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$1,475,000
31,250 Class A common stock issued	125,000

Total consideration paid	$1,600,000

Fair value of 405 Ontario, RX Angle, and Flat Iron’s assets acquired and liabilities assumed:

Cash and cash equivalents	$110,604
Amounts receivable	142,995
Inventory	75,000
Property and equipment – computer equipment	410
Property and equipment – other property and equipment	21,828
Intangible assets – medical license	942,664
Goodwill	517,614

Total assets acquired	$1,811,115

Accounts payable and accrued liabilities	$(150,561)
Due to related parties	(60,554)

Total liabilities assumed	$(211,115)

Net assets acquired	$1,600,000

The goodwill arising from the acquisition of $517,614 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in growing the customer base of the pharmacy through the company’s telehealth services.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. During the six months ended June 30, 2025, the company did not test for impairment as there were no impairment indicated identified.

The results of operations of 405 Ontario, RX Angle, and Flat Iron have been included in the consolidated financial statements since the acquisition date of October 7, 2024, and are not included in the comparative amounts reflecting the six months ended June 30, 2024. As of June 30, 2025, the Company owed $302,684 of cash consideration to the former equity holder of 405 Ontario.

On July 17, 2025, the former equity holder of 405 Ontario joined the Company as Head of Pharmacy.

NOTE 5 – REVENUE AND DEFERRED REVENUE

Revenue

The following table summarizes revenue by type of services for the periods presented:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Knotion Educational Model (Saas)*	$8,775,894	$–
Goods*	146,699	–
Other*	53,369	–
Pharmacy*	950,230	–
	$9,926,192	$–

* Education Software and Pharmacy operating segments were acquired after June 30, 2024.

F-16

Deferred Revenue

Details of the Company’s deferred revenue for the periods presented are as follows:

Balance at December 31, 2024	$8,835,254
Revenue recognized in the current period from amounts in the prior balance	(9,790,801)
New deferrals, net of amounts recognized in the current period	4,676,292
Effects of foreign currency	1,234,425
Balance at June 30, 2025	$4,955,170

NOTE 6 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Contractors	$788,715	$52,832
Office and other	2,882,848	13,458
Officer and director compensation	9,496,135	9,800
Operating lease costs	55,561	–
Salaries and wages	1,601,790	–
Software licenses	1,702,476	–
Travel	35,170	27,494
	$16,562,695	$103,584

NOTE 7 – LEGAL AND PROFESSIONAL FEES

Legal and professional fees consist of the following:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Accounting	$57,278	$19,238
Consulting	183,003	8,192
Legal	39,020	52,395
	$279,301	$79,825

NOTE 8 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2025	December 31, 2024
Cash	$537,959	$623,592
Short term investments	–	1,772,837
	$537,959	$2,396,429

NOTE 9 – PREPAID EXPENSES

Prepaid expenses consist of the following:

	June 30, 2025	December 31, 2024
Software license	$310,803	$704,853
Insurance	14,023	8,262
Board advisory service	1,884	7,018
Consulting	–	15,000
Other	–	2,077
	$326,710	$737,210

F-17

NOTE 10 – INVESTMENTS IN PRIVATE COMPANIES

Investments in private companies consist of the following:

	June 30, 2025	December 31, 2024
Staff de Respaldo Integral, S.A. DE C.V	$1,781,557	$1,607,684
Knotion Group, S.A. DE C.V	5,313	4,794
Knotion Marks, S.A. DE C.V	2,656	2,397
	$1,789,526	$1,614,875

Investments in Private Companies Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable investments in private companies recorded at its respective acquisition-date fair value.

The fair values of these investments were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including replacement cost estimates. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

NOTE 11 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives of the related assets. Estimated useful lives are as follows:

At June 30, 2025, property and equipment consisted of:

	Computer equipment	Investments in schools	Furniture and office equipment	Building and property	Total
Cost
December 31, 2024	$78,066	$237,955	$44,500	$21,907	$382,428
Additions	19,040	–	4,595	9,210	32,845
Foreign exchange	8,390	14,361	4,812	–	27,563
June 30, 2025	$105,496	$252,316	$53,907	$31,117	$442,836

Accumulated depreciation
December 31, 2024	$1,232	$40,438	$111	$2,031	$43,812
Depreciation	19,143	50,563	8,665	587	78,958
Foreign exchange	1,241	7,388	529	–	9,158
June 30, 2025	$21,616	$98,389	$9,305	$2,618	$131,928

Net book value
December 31, 2024	$76,834	$197,517	$44,389	$19,876	$338,616
June 30, 2025	$83,880	$153,927	$44,602	$28,499	$310,908

F-18

NOTE 12 – INTANGIBLE ASSETS, GOODWILL AND IMPAIRMENT

Intangible Assets

The Company has applied the provisions of ASC 350, Intangibles - Goodwill and Other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method on the basis over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform – 6.67 years from capitalization.

Customer relationships – 4.89 years from capitalization.

Intangible assets at June 30, 2025 and December 31, 2024 consisted of the following:

	Digital Platform	Customer Relationships	Medical License	Total
Cost
December 31, 2024	$22,144,566	$2,603,538	$942,664	$25,690,768
Foreign exchange	1,132,665	–	–	1,132,665
June 30, 2025	$23,277,231	$2,603,538	$942,664	$26,823,433

Accumulated amortization
December 31, 2024	$1,207,442	$211,492	–	$1,418,934
Amortization	1,500,485	264,000	–	1,764,485
Foreign exchange	88,973	–	–	88,973
June 30, 2025	2,796,900	$475,492	–	$3,272,392

Net book value
December 31, 2024	$20,937,124	$2,392,046	$942,664	$24,271,834
June 30, 2025	$20,480,331	$2,128,046	$942,664	$23,551,041

Future amortization expense is estimated to be as follows for each of the three following years and thereafter ending December 31:

	Digital Platform	Customer Relationships	Total

2025	$1,733,997	$269,835	$2,003,832
2026	3,467,992	532,376	4,000,368
2027	3,467,992	532,376	4,000,368
Thereafter	11,810,350	793,459	12,603,809

	$20,480,331	$2,128,046	$22,608,377

During the six months ended June 30, 2025, the Company included Digital Platform amortization of $1,500,485 in cost of sales (2024 - $nil).

Intangible Assets Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable intangible assets consisting of a digital platform, customer relationships, and a medical license, each recorded at its respective acquisition-date fair value.

The fair values of these intangible assets were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including projected revenues, customer attrition rates, discount rates, and estimated economic lives. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

F-19

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The medical license has been classified as an indefinite-lived intangible asset and, accordingly, is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

Goodwill

Balance, December 31, 2024	$67,663,318

Impairments	–

Balance, June 30, 2025	$67,663,318

Gross carrying amount	67,663,318
Accumulated impairment	–

Balance at June 30, 2025	$67,663,318

Impairment of Goodwill and Intangible Assets

ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company assesses the carrying value of goodwill, indefinite-lived intangible assets and intangible assets with definite lives, such as the Digital platform, for potential impairment annually as of December 31, or more frequently if events or changes in circumstances indicate such assets might be impaired.

When assessing goodwill for impairment the Company elects to first perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the reporting units is less than its carrying amount, the Company performs a quantitative test. The Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. The Company estimates fair value using the income approach, to estimate the future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets. During the six months ended June 30, 2025, the Company had not identified circumstances which would call for evaluation of goodwill impairment.

F-20

NOTE 13 – LEASES

The Company accounts for leases under ASC 842, Leases, which establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

The Company did not have any leases until the acquisition of TMB and Knotion during the year ended December 31, 2024. The acquisition resulted in the addition of $2,226,751 of finance lease assets and liabilities and $235,878 of operating lease assets and liabilities.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Certain leases also include options to purchase the leased asset. The depreciable life of these assets are limited by the expected lease term, unless there is a transfer of title purchase option reasonably certain of exercise.

At June 30, 2025, the weighted average remaining lease term was 2.01 years for finance leases and 3.02 for operating leases. The weighted average discount rate associated with finance and operating leases was 15%.

The components of lease expenses were as follows:

Finance lease cost:
Depreciation of right-of-use assets included in cost of sales	$511,159
Interest on lease liabilities	159,401

Total finance lease cost	$670,560

Operating lease cost:
Depreciation of right-of-use assets	$34,205
Interest on lease liabilities	21,356

Total operating lease cost	$55,561

The following table provides supplemental cash flow and other information related to leases for six months ended June 30, 2025:

Finance lease payments	$680,716
Operating lease payments	58,875

Supplemental balance sheet information related to leases as of June 30, 2025 are as below:

Financing lease net carrying value at December 31, 2024	$1,764,035
Additions	1,015,051
Accumulated depreciation	(511,159)
Foreign exchange	160,300

Net carrying value at June 30, 2025	$2,428,227

Operating lease net carrying value at December 31, 2024	$285,716
Accumulated depreciation	(34,205)
Foreign exchange	28,861

Net carrying value at June 30, 2025	$280,372

F-21

Future minimum lease payments related to lease obligations are as follows:

	Finance Leases	Operating Leases	Total
2025	$693,989	$58,875	$752,864
2026	1,442,180	117,749	1,559,929
2027	784,183	112,329	896,512
Thereafter	144,763	61,460	206,223
	–	–	–
Total minimum lease payments	3,065,115	350,413	3,415,528
	–	–	–
Less: amount of lease payments representing effects of discounting	(477,530)	(70,041)	(547,571)

Present value of future minimum lease payments	$2,587,585	$280,372	$2,867,957

Less: current obligations under leases	$(1,172,206)	$(81,120)	$(1,253,326)

Lease liabilities, net of current portion	$1,415,379	$199,252	$1,614,631

NOTE 14 – SOFTWARE DEVELOPMENT COSTS

In accordance with ASC 985-20 (Note 3), until technical feasibility is reached, the Company expenses all of its software development costs (“SDCs”). Once technical feasibility is reached, the Company will capitalize SDCs as incurred. Once the product is released, the Company will amortize the capitalized SDCs over their estimated useful life. The useful life of the internally developed software is estimated to be a period of 7 years. Doc.com has not met technological feasibility yet, and all costs have been expensed as research and development. Knotion has reached technological feasibility with its digital platform relating to the Knotion All-in-One Solution SaaS (Note 12).

The Company monitors the carrying value of the SDCs for impairment. As of June 30, 2025 the Company has not recognized impairment on the digital platform.

NOTE 15 – CONVERTIBLE NOTES

As at June 30, 2025, the Company has issued 33 convertible notes with a total face value of $715,504. The notes bear interest at 20% per annum and are due on demand after the maturity dates. The notes are convertible into shares Class A Common Stock at any time prior to the maturity dates at the specified conversion price per share. The Company may elect to pay the notes using shares of Common Stock only if the shares issued can be resold by the Holder without restriction either pursuant to Rule 144, or under an effective registration statement of the Company.

F-22

The following table provide a summary of the Company’s convertible notes:

Original issue date	Maturity date	Conversion price per share	Annual interest rate	Balance at June 30, 2025	Balance at December 31, 2024
3/16/2023	3/16/2025	$0.75	20%	$–	$1,500
3/17/2023	3/17/2025	0.75	20%	–	24,200
3/17/2023	3/17/2025	0.75	20%	–	14,600
3/17/2023	3/17/2025	0.75	20%	–	300
3/24/2023	3/24/2025	0.75	20%	–	100
3/26/2023	3/26/2025	0.75	20%	–	21,500
3/26/2023	3/26/2025	0.75	20%	–	10,000
3/27/2023	3/27/2025	0.75	20%	–	1,067
3/27/2023	3/27/2025	0.75	20%	–	20,000
3/27/2023	3/27/2025	0.75	20%	–	10,000
3/29/2023	3/29/2025	0.75	20%	–	1,000
3/31/2023	3/31/2025	0.75	20%	–	15,987
3/31/2023	3/31/2025	0.75	20%	–	1,500
4/3/2023	4/3/2025	0.75	20%	–	5,000
4/28/2023	4/30/2025	0.75	20%	–	200,000
5/4/2023	4/30/2025	0.75	20%	–	2,500
5/10/2023	4/30/2025	0.75	20%	–	200,000
5/18/2023	4/30/2025	0.75	20%	–	5,000
5/19/2023	4/30/2025	0.75	20%	–	1,000
5/22/2023	4/30/2025	0.75	20%	–	7,000
6/1/2023	4/30/2025	0.75	20%	–	7,000
6/2/2023	4/30/2025	0.75	20%	–	500
6/15/2023	4/30/2025	0.75	20%	–	100,000
7/25/2023	4/30/2025	0.75	20%	–	10,000
8/4/2023	4/30/2025	0.75	20%	–	5,000
9/19/2023	4/30/2025	0.75	20%	–	7,500
9/19/2023	4/30/2025	0.75	20%	–	30,000
9/22/2023	4/30/2025	0.75	20%	–	2,500
9/22/2023	4/30/2025	0.75	20%	–	5,000
11/29/2023	11/30/2025	4.00	20%	–	400
11/30/2023	11/30/2025	4.00	20%	–	100
12/14/2023	11/30/2025	4.00	20%	–	250
12/22/2023	12/20/2025	1.00	20%	–	5,000
				$–	$715,504

On January 10, 2025, the Company converted the convertible debentures into 1,273,014 shares of common stock.

As at June 30, 2025, the Company has recorded accrued interest of $nil (December 31, 2024 - $237,598) on the consolidated balance sheets.

NOTE 16 – PROMISSORY NOTE

On November 12, 2024, the Company entered into a promissory note with a non-related third party (“Lender”) for a principal amount of $70,000, which is due upon maturity on February 12, 2025 at a maturity amount of $100,000, representing the principal and accrued interest. Upon entering into the promissory note, the Company issued the Lender 300,000 shares of Class A Common Stock (“Initial Shares”) as a financing fee and recorded a promissory note cost expense of $1,200,000 on the statement of operations relating to the fair value of the 300,000 shares. In the event of non-payment on maturity, the Company shall grant the Lender an additional 100,000 shares of common stock, plus another 100,000 shares of common stock for each subsequent 30-day period the note remains unpaid. The Company elected to apply the fair value option for the promissory note under the guidance in ASC 825-10.

The Company repaid the full outstanding amount of the promissory note on February 12, 2025. As at June 30, 2025, the fair value of the promissory note outstanding was $nil. During the six months ended June 30, 2025, the Company recognized an unrealized loss on promissory note of $1,751 on the statement of operations.

F-23

NOTE 17 – SHAREHOLDERS’ EQUITY

Stock Split

On February 28, 2023 the Company effected a 3.5 for 1 forward stock split of the Company’s shares of Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively adjusted to account for this forward stock split.

Common Stock

The Company has 3 classes of Common Stock; Class A, Class B and Class C.

The Company has authorized 800,000,000 shares of Class A Common Stock (par value $.000001). The Company has 186,912,269 and 185,619,130 Class A Common Stock outstanding as of June 30, 2025 and December 31, 2024, respectively. Each Class A Common Stock is entitled to 1 vote per share.

The Company has authorized 50,000,000 shares of Class B Common Stock (par value $.000001). The Company has 15,000,000 Class B Common Stock outstanding as of June 30, 2025 and December 31, 2024. Each Class B Common Stock is entitled to 20 votes per share.

The Company has authorized 75,000,000 Class C Common Stock (par value $.000001). The Company has not issued any Class C Common Stock as of June 30, 2025 and December 31, 2024. Shares of Class C Common Stock have no voting power.

During the six months ended June 30, 2024:

The Company cancelled 15,000 shares of Class A Common Stock previously issued to the former CFO of the Company and reversed officer’s compensation on the statement of operations.

The Company issued 8,579,873 shares of Class A Common Stock with a fair value of $85,798 pursuant to Board Advisory Agreements. As of June 30, 2024, the Company recorded contractors expense of $43,747 as general and administrative expense on the statement of operations. The remaining $42,051 will be expensed over the terms of the Board Advisory Agreements.

The Company issued 2,812,486 shares of Class A Common Stock at $0.01 under Regulation A for proceeds of $28,122 of which $4,360 was received during the year ended December 31, 2023.

The Company issued 27,648 shares of Class A Common Stock at $4 under Regulation D and S for proceeds of $110,592 49,200 of which $25,072 was received during the three months ended March 31, 2024. As at June 30, 2024, the Company had received $50,220 for subscriptions of Class A Common Stock at $4 under Regulation D and S. Subsequent to June 30, 2024, the Company issued 12,555 shares of Class A Common Stock for subscriptions received.

During the six months ended June 30, 2025:

The Company converted convertible debentures consisting of $715,504 principal and $241,519 accrued interest into 1,273,014 shares of Class A Common Stock.

The Company issued 16,875 shares of Class A Common Stock with a fair value of $67,500 pursuant to a marketing agreement of which 13,125 shares were included in shares issuable as at December 31, 2024. As of June 30, 2025, the Company recorded $15,000 advertising and marketing expense on the statement of operations.

The Company issued 3,250 shares of Class A Common Stock at $4 under Regulation S for proceeds of $13,000 of which $5,000 was received during the year ended December 31, 2024.

As at June 30, 2025, the Company had received $7,488,328 for subscriptions of 1,872,082 units at $4 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance.

As at June 30, 2025, the Company had 2,200,000 shares issuable with a fair value of $8,800,000 for officers, 195,719 shares issuable with a fair value of $778,676 for board advisory services, and 7,500 shares issuable with a fair value of $30,000 for independent directors.

F-24

Preferred Stock

The Company has 75,000,000 shares of Preferred Stock authorized, as of the date of these statements. As at June 30, 2025, there are no shares of Preferred Stock issued or outstanding. The Company’s board of directors have not yet authorized the rights and privileges of the Preferred Stock.

NOTE 18 – RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

d)	Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Management fees	$666,135	$18,750
Stock-based compensation	8,800,000	29,850
	$9,466,135	$48,600

The Company entered into the following agreements with its executive officers:

Name and Position	Agreement Effective Date	Annual Salary		Signing Bonus - Cash	Signing Bonus - Shares***	Signing Bonus -Restricted Stock Units (RSUs)****	Stock Options and RSU Awards *****
Noel Trainor, Chief Operating Officer	January 1, 2025	$280,000	*	–	500,000	–	4,000,000
Hernan Ramirez, Chief Technology Officer	January 1, 2025	$280,000	*	–	500,000	–	2,000,000
Noemi Trainor, Chief Innovation Officer	January 1, 2025	$280,000	*	–	500,000	–	4,000,000
Ignacio Valencia, Chief Business Development Officer	January 1, 2025	$280,000	*	–	500,000	–	2,000,000
Neil Kleinman, Head of Banking	January 14, 2025	$150,000	**	–	–	5,000	400,000
Alejandro Ulloa, Chief Financial Officer	June 23, 2025	$280,000	*	–	200,000	–	2,000,000
Itzel Ocampo, MD, Chief Science Officer	June 23, 2025	$280,000	*	–	–	200,000	2,000,000
Daniel Fraser, Blockchain Deployment Director	July 1, 2025	$200,000	*	–	–	15,000	–
Aaron Trager, Head of Pharmacy	July 17, 2025	$200,000	*	$31,233	108,000	–	1,656,250
Rocio Nader, Chief Legal Director	September 1, 2025	$100,000	*	–	–	–	1,000,000
Lesly Kernisant, Medical Director US	Effective date of the Company listing on a national securities exchange	$200,000	**	–	–	50,000	1,250,000

* In addition to the annual salary, the officers are eligible for an annual cash bonus with a target of 50% of base salary, based on performance and subject to the approval from the Board of Directors.

F-25

** In addition to the annual salary, the officers are eligible to receive a bonus in an amount determined by the compensation committee and paid in either stock, stock options and/or cash.

*** The officers are eligible to receive a one-time signup bonus in shares. As of February 02, 2026, the Company has not yet issued the shares.

**** Subject to prior approval of the Board of Directors, the officers are eligible to receive a one-time signing bonus in RSUs in accordance with the Company’s Equity Plan. The RSUs shall be settled upon the occurrence of a public offering, direct listing, or other public market listing of the Company (including, without limitation, a listing on Nasdaq or any other recognized national securities exchange), as determined by the Board of Directors in its sole discretion. As of February 02, 2026, the Company has not approved the grant of the RSUs.

***** Subject to prior approval of the Board of Directors, the officers are eligible to receive stock options and RSU awards in accordance with the Company’s Equity Plan. As of February 02, 2026, the Company has not approved the grant of the stock options and RSUs.

The Company has also entered into an equity award agreement with Jamie Freed, Chief Marketing Officer and Director, under which he was granted 8,000,000 RSUs. The RSUs vest in equal quarterly installments over a three-year period commencing on the effective date of the Company’s listing on a national securities exchange, subject to his continued service with the Company.

e)	Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	June 30, 2025	December 31, 2024

Chief Executive Officer and Director	$46,700	$46,700
Chief of Marketing Officer and Director	60,833	60,833
	$107,533	$107,533

f)	Due to former equity holder of 405 Ontario

The following table summarizes the amounts due to the former equity holder of 405 Ontario:

	June 30, 2025	December 31, 2024

Former equity holder of 405 Ontario and Head of Pharmacy	$302,684	$1,502,357

On July 17, 2025, the former equity holder of 405 Ontario joined the Company as Head of Pharmacy.

g)	Convertible note receivable from related party

On November 14, 2024, the Company acquired a $10,000 convertible note issued by a related party entity in which the Company’s Chief Executive Officer holds a significant ownership interest. The convertible note is non-interest bearing and is convertible into common shares at a conversion price of $0.75 per common share at the election of the related party entity. The convertible note was recorded at amortized cost on the consolidated balance sheets. On November 14, 2025, the convertible note was converted into 13,333 common shares.

F-26

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Share Purchase Agreement

On December 17, 2023, and as subsequently amended, the Company entered into a Share Purchase Agreement with Silver Rock Group (“Silver Rock”) under which Silver Rock committed to purchase up to $300,000,000 of the Company’s Class A Common Stock (the “Draw Down Amount”) over a 36-month period beginning on the date the Company becomes publicly listed (“Public Listing”). The agreement grants the Company the right, at its sole discretion, to issue Draw Down Notices in tranches of up to $5,000,000, with the number of shares issued under each notice determined based on a per-share price equal to the lowest trading price of the Company’s Class A Common Stock during the 10 trading days immediately preceding the Draw Down Notice.

On November 5, 2024, the Company issued 3,466,518 shares of Class A Common Stock to Silver Rock as a commitment fee in connection with the Share Purchase Agreement, representing 2% of the total outstanding shares of the Company on the date of the agreement. The Company recorded a deferred issuance cost of $13,866,072 on the consolidated balance sheets relating to the fair value of the 3,466,518 shares.

In addition, the agreement states that, on the date of the Public Listing, Silver Rock would be entitled to receive share purchase warrants granting the right to purchase additional common shares of the Company for a period of five years at an exercise price per share equal to the lower of $2 per share or 110% of the listing price immediately after the Public Listing. The number of such warrants, as contemplated by the agreement, would be equal to 4% of the total outstanding shares immediately after the completion of the Public Listing, calculated on a fully diluted basis.

Legal Settlement

During 2024, the President of the Company was named as the sole party in a legal dispute concerning the Company’s website domain name. The dispute involved a frivolous claim brought by a third party, who sought to take control of the Company’s website domain. Although the Company was not directly named in the proceedings, it was materially affected by the dispute, as it was unable to access or use its primary website domain until a legal judgment was rendered. To resolve the matter and restore access to its domain, the Company elected to assist in settling the dispute. As part of the resolution, the Company made a settlement payment of $70,000 which is recorded as legal and professional fees in the statement of operations. Management believes the settlement was in the best interest of the Company to mitigate business disruption and restore normal operations of its website domain. No further liability is expected in connection with this matter.

Technology Development Agreement with Universidad Nacional Autónoma de México

On March 1, 2024, the Company entered into a Technology Development Agreement (the “Agreement”) with the Universidad Nacional Autónoma de México (“UNAM”) to develop a pharmaceutical drug for treatment of liver cancer. The Company agreed to contribute 2,769,000 Mexican Pesos plus the Value Added Tax of 443,040 Mexican Pesos for the development of the drug. The Company paid the contribution in full during February 2025. The Company will obtain the rights to the pharmaceutical drug post clinical trials. As of February 02, 2026, the pharmaceutical development has seen satisfactory results with one of the formulations, and the institute is currently conducting further tests to confirm these findings. Once the results are confirmed, the formulation will be tested in experimental models of cirrhosis and hepatocellular carcinoma.

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NOTE 20 – SEGMENT DISCLOSURE

The Company has three operating segments which includes:

a)	Digital Healthcare: Doc.com Inc.
b)	Education Software: TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V.
c)	Pharmacy: 2345405 Ontario, Inc., RX Angle, Inc. and Flat Iron Pharmacy, LLC

Factors used to identify the Company’s reportable segments include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance. The Company’s operating segments have been broken out based on similar economic and other qualitative criteria. The Company operates the Digital Healthcare and Pharmacy reporting segments in the United States and Education Software reporting segment in Mexico.

Financial statement information by operating segment for the six months ended June 30, 2025 is presented below:

	Digital Healthcare $	Education Software $	Pharmacy $	Total $
Sales	–	8,975,962	950,230	9,926,192
Gross profit	–	5,651,032	153,142	5,804,174
Operating expenses	(755,640)	(16,967,692)	(212,622)	(17,935,954)
Net loss	(1,636,616)	(10,980,353)	(53,372)	(12,670,341)
Amortization and depreciation in cost of sales	–	(2,011,644)	–	(2,011,644)
Amortization and depreciation	–	(342,321)	(637)	(342,958)
Total assets	82,990,602	30,500,123	1,248,657	114,739,382

Financial statement information by operating segment for the six months ended June 30, 2024 is presented below:

	Digital Healthcare $	Education Software* $	Pharmacy* $	Total $
Sales	–	–	–	–
Gross profit	–	–	–	–
Operating expenses	(203,549)	–	–	(203,549)
Net loss	(274,901)	–	–	(274,901)
Amortization and depreciation in cost of sales	–	–	–	–
Amortization and depreciation	–	–	–	–
Total assets	142,866	–	–	142,866

* Education Software and Pharmacy operating segments were acquired after June 30, 2024.

NOTE 21 – SUBSEQUENT EVENTS

Securities Offering

During 2024, the Company entered into a Share Purchase Agreement with a non-related third party whereby the Company agreed to issue 2,500,000 shares of Class A Common Stock under Regulation S at price per share of $4.00 along with 2,500,000 share purchase warrants, for total proceeds of $10,000,000. Each share purchase warrant will entitle the holder to purchase one additional share of Class A Common Stock at a price of $8.00 per share for a period of 5 years from the date of the Share Purchase Agreement. Subsequent to June 30, 2025, the Company received additional proceeds of $2,511,672. As of February 02, 2026, the Company has received $10,008,000 proceeds, the shares have been issued and warrants have not been issued.

Management’s Evaluation

Management has evaluated subsequent events through February 02, 2026, the date the financial statements were available to be issued and no other material events require disclosure.

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Item 8. Signature(s)

Pursuant to the requirements of Regulation A and Rule 257(b) of the Securities Act, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 02, 2026.

Doc.com, Inc.

/s/ Charles Nader
By	Charles Nader, Chief Executive Officer & President

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

Name	Title	Date

/s/ Charles Nader	Chief Executive Officer & President	February 02, 2026
Charles Nader

/s/ Alejandro Ulloa	Chief financial Officer	February 02, 2026
Alejandro Ulloa

/s/ Jamie Freed	Director	February 02, 2026
Jamie Freed

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